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July 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Jenson Wayne Jeffrey Foor

Re:	Golub Capital Investment Corporation Golub Capital BDC, Inc. Registration Statement on Form N-14 (File No. 333-228998)

Ladies and Gentlemen:

Golub Capital BDC, Inc., a Delaware corporation (“GBDC”), has today filed with the Securities and Exchange Commission (the “SEC”) Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-14 (File No. 333-228998), initially filed with the SEC on December 21, 2018 (the “Form N-14”). On behalf of GBDC and Golub Capital Investment Corporation (“GCIC” and, together with GBDC, the “Companies”), we hereby respond to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) on June 24, 2019, July 2, 2019 and July 3, 2019 regarding GBDC’s Registration Statement on Form N-14 (File No. 333-228998), initially filed with the SEC on December 21, 2018 (the “Form N-14”), and the prospectus included therein. For your convenience, a summary of the Staff’s comment is numbered and presented in bold, italicized text below, and the comment is followed by the Companies’ response. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Form N-14.

1.	Please add prominent disclosure, including in the summary of the transaction in the first few pages of the Form N-14 and in detail in the Questions and Answers section of the Form N-14 describing the proposed changes to the calculation of the income-based incentive fee under the New Investment Advisory Agreement. Please add disclosure discussing the amortization into the income of GBDC of any purchase premium on the acquisition of the assets of GCIC in the Merger and the effect that the exclusion of such amortization would have on incentive fees payable under the New Investment Advisory Agreement.

As requested, Amendment No. 1 has been revised to add a brief description of the proposed changes to the calculation of the income-based incentive fee under the New Investment Advisory Agreement in the summary of the Advisory Agreement Amendment Proposal in the letter to GBDC stockholders and the notice of the GBDC Special Meeting that are included in the first few pages of the Form N-14. In addition, Amendment No. 1 has been revised to add a detailed discussion of such changes in the Questions and Answer section of the Form N-14 and a discussion of the effects of amortizing any purchase premium on the acquisition of the assets of GCIC in the Merger into GBDC’s income on the incentive fees payable under the New Investment Advisory Agreement.

Jenson Wayne and Jeffrey Foor July 11, 2019 Page 2

2.	Provide an additional Question and Answer to the Form N-14 that summarizes the information later in the Form N-14 about how the exchange ratio was determined. In this new disclosure, please discuss how the exchange ratio was based on the market price of GBDC Common Stock as well as the effect of an increase or decrease in the share price of GBDC Common Stock on the premium and the consideration to be received by GCIC stockholders in the Merger, including a reference to the trading premium of GBDC Common Stock as of a recent date and as of a recent date prior to execution of the Merger Agreement.

As requested, Amendment No. 1 has been revised to include the requested new disclosure.

3.	Please revise the chart on page 18 of the Form N-14 to include the following changes: add an additional line disclosing the closing Nasdaq sales price of GBDC Common Stock as of a recent date prior to filing Amendment No. 1 and add an additional line to include the NAV per Share of GBDC and GCIC as of the most recent date prior to November 26, 2018 that each Company determined NAV.

As requested, Amendment No. 1 has been revised to add the requested additional lines to the share price and NAV chart.

4.	The Staff notes that the disclosure on page 22 and elsewhere in the Form N-14 states that the New Investment Advisory Agreement provides a more favorable incentive fee structure to the GCIC Investment Advisory Agreement. Please supplementally provide the Staff with an explanation of the basis for this conclusion.

The boards of directors of GCIC and GBDC each carefully considered the fee arrangements that will be put in place in the New Investment Advisory Agreement as compared to the incentive fee structure set forth in the Current GBDC Investment Advisory Agreement and the GCIC Investment Advisory Agreement. Several factors led to the conclusion that the proposed incentive fee arrangement would be more favorable to the stockholders in GCIC than would the fee arrangements payable by the GCIC stockholders under the contractual terms of the GCIC Investment Advisory Agreement. As a preliminary matter in evaluating alternatives for a Liquidity Event at GCIC,1 the GCIC Board discussed that certain waivers agreed by GCIC stockholders and GC Advisors would terminate upon the closing of any of the Liquidity Event alternatives considered by the GCIC Board, including the Merger. First, the boards of directors discussed that GCIC and GBDC each have the same 20.0% contractual fee rate for the income and capital gains portions of their respective incentive fees.2 Second, the New Investment Advisory Agreement does not make any changes to GBDC’s hurdle rate of 2.0% quarterly (or 8.0% annually) on the income portion of the incentive fee. This hurdle rate is more advantageous to stockholders than the hurdle rate under the GCIC Investment Advisory Agreement, which is 1.5% quarterly (or 6.0% annually). As a result of the higher hurdle rate, GBDC stockholders receive more of the combined company’s earnings before the investment adviser earns an income incentive fee compared to the GCIC stockholders under the GCIC Investment Advisory Agreement. Therefore, the income-based incentive fee under the New Investment Advisory Agreement is more favorable to GCIC investors than the contractual rate under the GCIC Investment Advisory Agreement upon closing of any Liquidity Event.

[1]	In connection with the private placement of its securities, GCIC disclosed to its investors that it intended to seek a Liquidity Event within three to four years of the commencement of its operations on December 31, 2014 and that if it had not consummated a Liquidity Event within six years of the commencement of operations, the GCIC Board (to the extent consistent with its fiduciary duties and subject to any necessary stockholder approvals and applicable requirements of the 1940 Act) would use its commercially reasonable efforts to wind down or liquidate and dissolve GCIC or to consummate a strategic sale to a third party.

[2]	Prior to the closing of a Liquidity Event, GC Advisors has agreed to waive the portion of the GCIC Income Incentive Fee and the GCIC Capital Gain Incentive Fee in excess of 15.0%. The GCIC stockholders and GC Advisors agreed to the waiver as a temporary benefit for GCIC stockholders that would terminate upon the closing of any Liquidity Event, which GCIC defined to include an initial public offering or listing on a national securities exchange of GCIC’s securities.

Jenson Wayne and Jeffrey Foor July 11, 2019 Page 3

The capital gains portion of the incentive fee and the incentive fee cap under the GCIC Investment Advisory Agreement and the New Investment Advisory Agreement are calculated in a similar manner and so, assuming that GCIC undertakes a Liquidity Event as it is contractually obligated to do, the overall incentive fee arrangement for GCIC stockholders, taking into account each form of incentive fee, is more favorable under the New Investment Advisory Agreement.

* * * * * * *

Jenson Wayne and Jeffrey Foor July 11, 2019 Page 4

If you have any questions or if you require additional information, please do not hesitate to contact the undersigned by telephone at (617) 728-7120 (or by email at thomas.friedmann@dechert.com), Eric S. Siegel at (215) 994-2757(or at email at eric.siegel@dechert.com) or Matthew J. Carter at (202) 261-3395 (or by email at matthew.carter@dechert.com).

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Keith O’Connell
Jeff Long
SEC

David B. Golub
Ross A. Teune
Joshua M. Levinson
Golub Capital BDC, Inc.

Eric S. Siegel
Matthew J. Carter
Dechert LLP